UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
NOTICE OF EXEMPT SOLICITATION
 Submitted Pursuant to Rule 14a-6(g)

1.	Name of the Registrant:
Jones Lang LaSalle Inc. (“Issuer’)
2.	Name of Persons Relying on Exemption:
Generation Investment Management LLP (“Generation”)
3.	Address of Persons Relying on the Exemption:
20 Air Street
7th Floor
 London W1B 5AN, United Kingdom
4.	Written Materials:
Email from Generation to Institutional Shareholder Services Inc. (“ISS”), dated May 4, 2017. This material is being submitted pursuant to Rule 14a-6(g)(1). Generation does not intend to solicit proxies with respect to the Issuer’s Annual Meeting of Shareholders scheduled to be held on May 31, 2017 and nothing herein is intended as a solicitation of proxies.

From: Mark Ferguson
Sent: 04 May 2017 15:42
To: 'shelley.keep@issgovernance.com' <shelley.keep@issgovernance.com>
Cc: 'lauren.hatton@issgovernance.com' <lauren.hatton@issgovernance.com>; Alexander Marshall <alexander.marshall@generationim.com>; Adriana Iglesias <adriana.iglesias@generationim.com>
Subject: Request to speak with JLL Analyst

Shelley,

Generation IM is one of the largest shareholders in JLL (Jones Lang LaSalle). We are writing to you because we have a number of significant corporate governance concerns about JLL and would like to discuss those with the analyst who covers JLL at ISS urgently.

We rarely ask to speak to ISS analysts. Last year, JLL received a very high corporate governance score from ISS (2/10) so we feel it is important to alert the analyst to some of the problems we believe exist at this company.

The executive compensation section of the proxy report makes depressing reading for shareholders. Below we outline some of the problems:

The $11m+ compensation package awarded to the outgoing CEO (Colin Dyer) seems wholly inappropriate. In our opinion, he has a poor execution track record (for example the disappointing total shareholder returns over the past 3 years – see figure 1) and, as a result, we believe this is a clear example of pay for failure. For context, the CEO at peer real estate services firm CBRE was paid less than half this amount. CBRE is significantly larger and, in our view, was better run over the period. Diving into the sordid details of Mr Dyer's "Retirement Agreement" makes one wonder whether the "Retirement Agreement" was written by Mr Dyer himself rather than independent board members supposedly acting in the interests of shareholders.

For the incoming CEO and key executives, compensation is weighted heavily towards short term performance, with a mere 30% weighting on long term performance. Turning first to the short term part of the compensation, the management team all received multi-million dollar bonuses despite missing virtually every financial target during the year and the share price falling by 50%. The long term performance portion is equally problematic. It places a mere 10% weight on TSR with 90% weight placed on two measures that can be easily fudged ("Adjusted EBITDA" and "2020 Objectives").

The "2020 Objectives" do not contain a single tangible metric. Despite (or perhaps because of this) during a dreadful period for shareholders, the compensation committee awarded 105% of targeted compensation for this objective. The "Adjusted EBTIDA" target deserves special mention. Management are able to hit this target simply by acquiring companies regardless of whether these acquisitions create value for shareholders. If this wasn't bad enough they deduct any expenses associated with these acquisitions (hence the word "adjusted"). Yet even with this extraordinarily low bar, management still missed their targets in 2016 but the compensation committee saw fit to award them 93% of targeted compensation for this objective.

Our conclusion from reading this is that the compensation committee is not representing the interests of shareholders and we have decided to vote against both the compensation plan and the compensation committee responsible for it. There are several other serious governance concerns that we will share with the analyst on the call.

We will be writing to our clients (some of the largest asset owners globally) explaining our decision.

We very much hope - given our detailed knowledge of this issuer and the manifest cause for concern apparent in the proxy report - that your analyst will find time to contact us directly.

We look forward to hearing back from you shortly.

Regards,
Mark Ferguson

Figure 1: JLL & S&P500 Dividend Adjusted Share Price (JLL is in blue, S&P 500 in purple)

JLL - Dividend Adjusted Share Pricing: 0.46
SPX - Dividend Adjusted Share Pricing: 49.35
80.00%
70.00%
60.00%
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
-10.00%
-20.00%
Apr-2014
Jul-2014
Oct-2014
Jan-2015
Apr-2015
Jul-2015
Oct-2015
Jan-2016
Apr-2016
Jul-2016
Oct-2016

Source: S&P Capital IQ

Alexander Marshall
Partner

Generation Investment Management LLP
Email: alexander.marshall@generationim.com
Mobile: +44 (0) 777 582 3230

20 Air Street, 7th Floor, London W1B 5AN, United Kingdom
Direct: +44 (0) 207 534 4770
Fax: +44 (0) 207 534 4701

Generation Investment Management LLP is a limited liability partnership registered in England and Wales.
Registered No: OC307600. Registered office: 20 Air Street, London W1B 5AN.

Authorised and regulated by the Financial Conduct Authority.

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This communication is for informational purposes only. It is not intended as an offer or solicitation for the purchase or sale of any financial instrument or as an official confirmation of any transaction. All information contained in this communication is not warranted as to completeness or accuracy and is subject to change without notice. Any comments or statements made in this communication do not necessarily reflect those of Generation Investment Management LLP.

For further information about Generation Investment Management LLP please visit our website at http://www.generationim.com